Law Offices

                STRADLEY RONON STEVENS & YOUNG, LLP
                 1220 19th Street, N.W., Suite 600
                       Washington, DC 20036
                           202.822.9611



Pete M. Hong, Esq.
Direct Dial - (202) 419-8429
phong@stradley.com

                          August 27, 2008

VIA EDGAR

John C. Grzeskiewicz, Esq.
Christina L. DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

      Re:  Franklin Tax-Free Trust - Registration Statement on
           Form N-14
           (FILE NO. 333-152778)

Dear Mr. Grzewskiewicz and Ms. DiAngelo:

           We are responding to your comments, provided via telephone on August 19, 2008 and August 20, 2008, to the above-captioned registration statement (the "Registration
Statement") filed by Franklin Tax-Free Trust (the "Trust") on
August 5, 2008. Each of your comments and our responses thereto are set forth below.

           In connection with our responses to your comments, we acknowledge, on behalf of the Trust, that:

     o The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
     o Staff comments to or changes to disclosure in response to Staff comments to the Registration Statement do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the Registration Statement; and
     o The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States with respect to the Registration Statement.

1. WHERE THERE IS A DISCUSSION OF THE REORGANIZATION COSTS, ADD SPECIFIC INFORMATION ABOUT THE PERCENTAGE OF THE COSTS BORNE BY THE FUNDS AND THE ADVISER AND THE TOTAL DOLLAR AMOUNT OF
      THE REORGANIZATION COST FOR EACH TRANSACTION.

      RESPONSE: We have revised the discussions of the costs of the Transactions under the headings, "How will the Transactions affect me?" and "Who will pay the expenses of the Transactions?" to read as follows:

      Each Target Funds Trust, on behalf of its respective Target Fund, will pay 25% of the expenses resulting from that Target Fund's participation in the Transaction, including the costs of the proxy solicitation. Tax-Free Trust, on behalf of the Federal Fund, will pay 25% of such expenses for each Transaction. FAI will pay the remaining 50% of such expenses for each Transaction. The total cost of the Transaction between the California Fund and the Federal Fund, including the costs of the proxy solicitation, is estimated to be $44,689. The total cost of the Transaction between the New York Fund and the Federal Fund, including the costs of the proxy solicitation, is estimated to be $44,811.

2. WITH REGARD TO THE FEE TABLE FOR THE FUNDS REVISE THE HEADINGS FOR THE PROJECTED EXPENSES OF THE FEDERAL FUND AFTER BOTH TRANSACTIONS AND AFTER ONE TRANSACTION FROM "PROJECTED" TO "PRO FORMA." PLEASE MAKE THE SAME CHANGES TO REFERENCES TO "PROJECTED" IN THE FOOTNOTES TO THE FEE TABLE.

      RESPONSE: We have replaced the references to "Projected" in the Fee Table and the accompanying footnotes with "Pro forma."

3. PLEASE UPDATE THE INFORMATION FOR THE CALIFORNIA FUND IN THE FEE TABLE FOR THE FUNDS AND THE ACCOMPANYING EXAMPLE AS OF
      THE FISCAL YEAR ENDED JUNE 30, 2008.

      RESPONSE: We have updated the Fee Table for the Funds and the accompanying Example to incorporate information for the California Fund as of the fiscal year ended June 30, 2008.

4.    PLEASE MODIFY THE THIRD ASSUMPTION IN THE EXAMPLE
      ACCOMPANYING THE FEE TABLE FOR THE FUNDS, WHICH STATES THAT
      THE FUND'S OPERATING EXPENSES REMAIN THE SAME, SO THAT IT
      REFLECTS THAT THE EXPENSES TAKE INTO ACCOUNT ANY CONTRACTUAL WAIVERS FOR THE APPLICABLE PERIOD.

      RESPONSE: We have modified the third assumption to read, "The Fund's operating expenses remain the same, taking into account any contractual waivers for the applicable period."

5.    IN THE CAPITALIZATION TABLE, DISCLOSE THE DOLLAR AMOUNT OF
      THE REORGANIZATION COSTS TO BE BORNE BY THE FUNDS.

      RESPONSE: We have added the estimated costs of the Transaction(s) to be borne by the Funds to the footnotes to the pro forma columns of the capitalization table as follows:

      * The projected capitalization of the Federal Fund after both Transactions includes the expenses of the Transactions borne by the Target Funds and the Federal Fund, which is estimated to be $44,750.

      ** The projected capitalization of the Federal Fund after the Transaction with only the California Fund includes the expenses of the Transaction borne by the California Fund and the Federal Fund, which is estimated to be $22,344.


6.    IN THE PRO FORMA FINANCIAL STATEMENTS, ADD DISCLOSURE THAT
      ALL OF THE INVESTMENTS OF THE TARGET FUNDS COMPLY WITH THE
      INVESTMENT RESTRICTIONS OF THE ACQUIRING FUNDS.

      RESPONSE: We note that the requested language is already included in note 3 of the Notes to Pro Forma Combining Financial Statements (Unaudited). That note states as follows: "None of the securities held by the Franklin California Limited-Term Tax-Free Income Fund and the Franklin New York Limited-Term Tax-Free Income Fund as of the closing date will violate the investment restrictions of the Franklin Federal Limited-Term Tax-Free Income Fund."

7.    IN THE PRO FORMA FINANCIAL STATEMENTS, ADD A BRIEF
      DISCUSSION OF THE REORGANIZATION COSTS, INCLUDING THE
      PERCENTAGES AND TOTAL DOLLAR AMOUNTS.

      RESPONSE:  We have added the following to the Notes to Pro
      Forma Combining Financial Statements (Unaudited):

      6.  REORGANIZATION COSTS

      The Franklin California Limited-Term Tax-Free Income Fund and the Franklin New York Limited-Term Tax-Free Income Fund will each pay 25% of the expenses resulting from their participation in a reorganization, including the costs of the proxy solicitation. The Franklin Federal Limited-Term Tax-Free Income Fund will pay 25% of such expenses for each reorganization. FAI will pay the remaining 50% of such expenses for each reorganization. The total cost of the reorganization of the Franklin California Limited-Term Tax-Free Income Fund into the Franklin Federal Limited-Term Tax-Free Income Fund, including the costs of the proxy solicitation, is estimated to be $44,689. The total cost of the reorganization of the Franklin New York Limited-Term Tax-Free Income Fund into the Franklin Federal Limited-Term Tax-Free Income Fund, including the costs of the proxy solicitation, is estimated to be $44,811.

8.    IN THE PRO FORMA FINANCIAL STATEMENTS, ADD DISCLOSURE
      REGARDING THE TAX-FREE STATUS OF THE REORGANIZATIONS.

      RESPONSE: We note that the requested language is already included in Note 1 of the Notes to Pro Forma Combining Financial Statements (Unaudited). That note includes the following language: "The reorganizations will be accounted for by the method of accounting for tax-free business combinations of investment companies."

9. THE AUDITOR'S CONSENT DID NOT INCLUDE THE CALIFORNIA FUND'S FINANCIAL STATEMENTS. PLEASE FILE A PRE-EFFECTIVE AMENDMENT WHICH INCLUDES THE AUDITOR'S CONSENT WITH RESPECT TO THE CALIFORNIA FUND'S FINANCIAL STATEMENTS WHICH APPEAR IN THE JUNE 30, 2008 ANNUAL REPORT TO SHAREHOLDERS OF THE FRANKLIN CALIFORNIA TAX-FREE TRUST.

      RESPONSE: We intend to file the requested pre-effective amendment on or about August 29, 2008.

                                ***

Should you have any questions or concerns regarding any of the above, please contact me at (202) 419-8429.

                                    Best Regards,

                                    /s/ Peter M. Hong

                                    Peter M. Hong, Esq.

Cc:   Bruce Bohan, Esq.
      Janet Keltner
      Molly Quiceno
      Sheila Medeiros
      Kristin Ives, Esq.